**EDGE CORPORATE FINANCE, LLC**
**SCHEDULE II**
**OTHER INFORMATION**

A)
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2015**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B)
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2015**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C)
**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**
**AS OF DECEMBER 31, 2015**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Edge Corporate Finance, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.